5/F, Eastern Tower 689 Beijing Dong Road Shanghai, 200001 Tel: +86 21 3318 4900 Fax: +86 21 6361 1550 www.linktone.com

For Immediate Release

Linktone Announces New CFO, Nomination of New Board Member;
Updates First-Quarter 2005 Business Outlook

SHANGHAI, China, April 27, 2005 — Linktone Ltd. (Nasdaq: LTON), a leading provider of interactive entertainment products and services to consumers in China, today announced the appointment of a new chief financial officer, Colin Sung, and the nomination of its current chief financial officer, Mark Begert, to serve on the Linktone board of directors. The company also updated its business outlook for the first quarter ended March 31, 2005 and announced the reporting date for its financial results for that quarter.

Appointment of Colin Sung as CFO

The appointment of Colin Sung as Linktone’s new chief financial officer is scheduled to become effective on June 1, 2005. Mr. Sung will join the company from UTi, United States, Inc., a subsidiary of UTi Worldwide Inc. (Nasdaq: UTIW), a global integrated logistics company, where he has most recently served as corporate controller. Previously, he served as vice president of finance and corporate controller at USF Worldwide, Inc., a subsidiary of USF Corporation (Nasdaq: USFC), a transportation industry leader, before its acquisition by GPS Logistics Group Ltd. in 2002. Mr. Sung was born in Shanghai, has worked in the United States for the past 14 years, and is a certified public accountant in the state of New Jersey. Mr. Sung plans to work closely with current CFO Mark Begert during a transition period in the second quarter of 2005.

“Linktone is excited to add a seasoned finance executive with Colin’s track record to our senior management team,” said Raymond Yang, chief executive officer and director. “Colin combines a local knowledge of China with international best practices and expertise. As Linktone approaches the next phase of its growth and development as a mature organization, we will look to him for both strategic and operational leadership.”

Yang continued, “Colin’s prior experience in mergers and acquisitions, financial planning, and cost and expense management positions him strongly to support the company’s evolution from a pure-play provider of wireless value-added services to an interactive entertainment products and services company. We expect that his effective oversight of Sarbanes-Oxley and other compliance initiatives in his previous executive management positions with publicly listed companies in the United States will help support Linktone’s continued efforts to strengthen its corporate governance and internal controls.”

Nomination of Mark Begert as Director

The nominating committee of Linktone’s board of directors has nominated Mark Begert, chief financial officer since 2001, for election at the 2005 annual general meeting of shareholders to a three-year term as a Class I director. The nominating committee also nominated current director David Wang, chief executive officer of Boeing China, for re-election as a Class I director at that meeting. Mr. Begert and Mr. Wang would join Elaine LaRoche, chairperson; Raymond Yang; Derek Sulger; Jun Wu; and Thomas Hubbs on Linktone’s board.

A Leading Provider of Consumer Wireless Value-added Services in China

Following the transition of chief financial officer responsibilities to Colin Sung and his proposed election to the board, Mr. Begert plans to remain closely involved in finance, strategic planning and the integration of Mr. Sung as Linktone’s new chief financial officer. He also plans to aid the development of an international expansion strategy for the company.

“Mark has done an excellent job as a major contributor to Linktone’s growth from a start-up to a Nasdaq-listed market leader,” said Raymond Yang. “He developed our finance, accounting and legal operations, established several key international partnerships, sourced critical financing when Linktone was privately held, and led our successful initial public offering. His nomination to serve as a director is a strong sign of the confidence and trust that the board has in his achievements as chief financial officer and his understanding of the wireless industry in China. With Colin’s impending arrival, Mark’s nomination is a logical progression that will add depth to our organization. We look forward to continued contributions from Mark in a more strategic role.”

1Q05 Business Outlook

Linktone also announced today its updated business outlook for the first quarter of 2005.

Based on currently available information, the company expects gross revenues of approximately $14.5 million to $15.5 million for the first quarter of 2005. This compares with gross revenues of $9.4 million for the first quarter of 2004 and $15.5 million for the fourth quarter of 2004.

Linktone currently expects net income under U.S. generally accepted accounting principles (GAAP) of approximately $0.11 to $0.12 per fully diluted American Depositary Share (ADS) for the first quarter of 2005. This compares with net income under GAAP of $0.12 per fully diluted ADS for the first quarter of 2004 and $0.12 per fully diluted ADS for the fourth quarter of 2004.

Excluding the anticipated effect of approximately $0.5 million of non-cash stock-based compensation expense, Linktone expects first-quarter 2005 adjusted net income of approximately $0.13 to $0.14 per fully diluted ADS. This compares with adjusted net income of $0.13 per fully diluted ADS for the first quarter of 2004, excluding $0.4 million of non-cash stock-based compensation expense, and $0.15 per fully diluted ADS for the fourth quarter of 2004, excluding $0.5 million of non-cash stock-based compensation expense and $0.2 million of other expenses associated with content provided to the company in prior periods.

In its previous first-quarter business outlook provided on February 28, 2005, Linktone had expected net income under GAAP of approximately $0.11 per fully diluted ADS and a decrease in gross revenues from the fourth quarter of 2004. The prior outlook also included first-quarter adjusted net income of $0.13 per fully diluted ADS, excluding the anticipated effect of approximately $0.5 million of non-cash stock-based compensation expense.

Reporting Date, Teleconference and Webcast

Linktone plans to report its results after the close of the U.S. equities markets on May 23, 2005. Management’s regular quarterly conference call is scheduled for 7:00 p.m. EDT on May 23, 2005 (4:00 p.m. PDT on May 23, 2005 and 7:00 a.m. Beijing/Hong Kong Time on May 24, 2005). The dial-in numbers for the call are 800-473-6123 for U.S. callers and 973-582-2703 for international callers.

A replay of the call will be available from May 23, 2005 until May 30, 2005. To access a replay of the call, U.S. callers should dial 877-519-4471 and enter code number 6003799; international callers should dial 973-341-3080 and enter the same code number. In addition, a live and archived webcast of this call will be available on the Linktone web site at http://english.linktone.com/aboutus/index.html.

Use of Non-GAAP Financial Measures

Linktone believes that the supplemental presentation of adjusted net income per ADS calculations, excluding the effect of non-cash stock-based compensation expense and other expenses associated with content provided to the company in prior periods, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis. Thus, non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results or business outlook on a stand-alone basis or as a substitute for results or business outlook under GAAP, or as being comparable to results reported or forecasted by other companies.

About Linktone Ltd.

Headquartered in Shanghai, Linktone Ltd. is a leading provider of interactive entertainment products and services to consumers in China. Linktone provides a diverse portfolio of wireless and online content and applications, with a particular focus on media, entertainment and communications. Through in-house development and alliances with international and local branded content partners, the company develops, aggregates and distributes innovative and engaging products for its growing user community.

Safe Harbor: Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone will be unable to compete effectively in the wireless value-added services market in China; the difficulties inherent in developing from a company focused on wireless value-added services to a provider of more diverse interactive entertainment products and services; uncertainty regarding Linktone’s ability to attract and retain qualified personnel at all levels, particularly senior management; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; the risk that operating expenses could fluctuate for unanticipated reasons in future periods; and the risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

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Investor Relations
Lily Jiang
Linktone Ltd.
Tel: 86-21-6361-1583
ir@linktone.com